[ CONFIDENTIAL CORRESPONDENCE ]


                        INTERCONTINENTAL RESOURCES, INC.
                          15760 Ventura Blvd, Ste 700
                                Encino, CA 91436


                               September 15, 2006


Regina Balderas
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC


        Re: Requested Amendments to From 10-KSB and 10-QSB

Ms. Balderas:

We are in receipt of your comment letter of August 31, 2006. We are working on the revisions you requested, however due to vacation schedules our independent accountants will not be able to supply the required information in order to submit the amended filings within the time period you request. We feel confident, however, that we can fully respond by October 2, 2006, if not earlier.

Meanwhile, be advised that we have filed on EDGAR the overlooked 8-K regarding the company's name change (accession number 81189619-6-21) in response to comment number 12 in your letter.

We appreciate your indulgence.

Regards,

/s/  Matthew Markin
-----------------------------------
President, Chief Executive Officer